WARRANT REPURCHASE AGREEMENT

This Warrant Repurchase Agreement (the "Agreement") is made as of the 15th day of January, 2002, by and between The Vermont Teddy Bear Co., Inc., a New York corporation with its principal place of business at 6655 Shelburne Road, Shelburne, Vermont 05482 (the "Company") and TSG Equity Partners LLC (formerly known as The Shepherd Group, LLC), a Massachusetts limited liability company with its principal offices at 636 Great Road, Stow, Massachusetts 01755 ("TSG").

WITNESSETH:

BACKGROUND

The Company entered into a Securities Purchase Agreement, dated September 25, 1998, as amended by the First Amendment dated November 3, 1998 (the "Securities Purchase Agreement") with certain persons who executed or agreed to be bound by the Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement, the Company issued and sold to the original Investors 60 shares of the Company's Series C Convertible Redeemable Preferred Stock (the "Series C Preferred Stock") and warrants (the "Warrants") to purchase an aggregate of 495,868 shares of the Company's Common Stock. TSG is the Representative of the current holders of the Warrants and the Series C Preferred Stock (the "Investors"). The Company believes that it is desirable and in the best interests of its shareholders to repurchase the Warrants on the terms of this Agreement. TSG, on behalf of the Investors, has agreed to sell the Warrants to the Company on the terms of this Agreement.

NOW THEREFORE, it is agreed as follows:

1. Purchase of Warrants. Subject to and upon the terms and conditions of this Agreement, at the Closing (as defined below), the Company will repurchase from the Investors and redeem the Warrants, and the Investors will sell, transfer and convey to the Company, all rights, title and interest of the Investors in and to the Warrants.

2. Purchase Price. The purchase price shall be $12,809.92 for each Warrant (the "Purchase Price"), or an aggregate Purchase Price $768,595.20.

3. Payment. The Purchase Price shall be paid by delivery to each Investor at the addresses shown in Schedule A an amount equal to the Purchase Price multiplied by the number of Warrants held by the Investor, as shown on Schedule A, in cash or immediately available funds at Closing.

4. Closing. The closing of the purchase and sale of the Warrants (the "Closing") shall occur at the offices of the Company on or before January 15, 2002 or at such other time and place as the parties hereto shall agree in writing. At the Closing, TSG shall deliver to the Company all of the outstanding Warrants, duly endorsed in blank for assignment in accordance with the provisions of paragraph 7 of this Agreement, and the Company shall deliver to each Investor, in the manner specified in paragraph 3, the Investor's share of the Purchase Price. Upon purchase of the Warrants hereunder, the Warrants shall be cancelled by the Company and shall have no further legal effect.

5. Warranties and Representations of TSG. To induce the Company to purchase the Warrants, TSG warrants and represents to the Company as follows:

a. Schedule A accurately reflects: (i) the names of each of the Investors; (ii) the number of Warrants held by each Investor; (iii) the portion of the Purchase Price due to each Investor upon Closing; and (iv) the address of each Investor to be used by the Company for the purpose of delivering payment of the Purchase Price.

b. Each Investor who tenders and sells a Warrant will upon the Closing have good and marketable title to the Warrant so tendered; such Warrant shall be held of record in the Investor's name, free and clear of all claims, liens, pledges, and encumbrances; and will have upon the Closing full legal right, power, and authority to sell, assign, and deliver such Warrants to the Company, free of all restrictions.

c. TSG is authorized to execute and deliver this Agreement on behalf of the Investors and to perform all actions required of the Investors by this Agreement.

d. This Agreement, when executed by TSG, shall constitute a valid and binding obligation of TSG and of each Investor, enforceable against TSG and each Investor in accordance with its terms.

e. TSG shall defend, indemnity and hold harmless the Company from and against all claims, liabilities and costs arising from or relating to the distribution or allocation of the Purchase Price to Investors in accordance with this Agreement and from any breach by TSG of its warranties, agreements and representations hereunder. All warranties under this Agreement shall survive the Closing.

6. Warranties and Representations of Company. To induce the Investors to sell the Warrants, the Company warrants and represents to the Investors and to TSG as follows:

a. The execution, performance and delivery of this Agreement have been duly authorized by all necessary corporate action of the Company.

b. This Agreement, when executed by the Company, will constitute a valid and binding obligation of the Company, enforceable in accordance with its terms.

7. Conditions to Closing. The obligations of the Company under this Agreement are subject to satisfaction of each of the following conditions on or prior to the Closing:

a. The Company shall receive all necessary written consents of third parties to the performance of this Agreement, including consents of Chittenden Bank and URSA (VT) QRS 12-30, Inc.;

b. Each Investor shall have delivered to the Company the original Warrant registered in the name of the Investor, with an Assignment in the form of Exhibit 2 to the Warrant duly executed by the Investor in blank.

c. All outstanding Warrants shall have been tendered and delivered to the Company for purchase in accordance with the terms of this Agreement.

d. The representations and warranties of TSG hereunder shall be true and correct on and as of the Closing.

8. Series C Preferred Stock Unaffected. The rights, privileges and preferences of the Series C Preferred Stock and the rights and obligations of the parties under the Securities Purchase Agreement shall not be affected by this Agreement and remain in full force and effect without modification, except as specifically provided by this Agreement.

9. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of Vermont. It may be executed simultaneously in any number of counterparts, each of which shall stand as an original. It may not be amended or modified except by a writing signed by both parties.

In Witness Whereof, the parties have caused this Agreement to be executed as of the day and date first above written.

COMPANY

The Vermont Teddy Bear Co., Inc.

By: /s/ Elisabeth B. Robert

Elisabeth Robert

President and CEO

INVESTOR'S REPRESENTATIVE

TSG Equity Partners LLC

By:/s/ T. Nathanael Shepherd

Its Duly Authorized Agent

SCHEDULE A

Investor Name	# Warrants	Repurchase Amount
Malcolm Candlish Declaration of Trust, dated April 3, 1991	3.00	$38,429.76
Prudential Securities Inc. Custodian for David A. Jones	2.50	$32,024.80
Edwin Kozlowski	4.00	$51,239.68
Charles W. Robins as Custodian for Jesse Lee under the Massachusetts Uniform Transfer to Minor Act	1.50	$19,214.88
1998 Robert Schiff Lee Irrevocable Trust	1.50	$19,214.88
Stephen Zachary Lee	1.50	$19,214.88
David Lucas	7.50	$96,074.40
Sean Marsh	0.60	$7,685.95
S. Donald McCullough	1.00	$12,809.92
Soren Oberg	0.30	$3,842.98
Richard Perkins	2.00	$25,619.84
Ronald Rossetti	4.00	$51,239.68
Scott Schoen	2.50	$32,024.80
Clifton Smith	2.00	$25,619.84
John S. Surface	0.30	$3,842.98
Mathew G. Thompson	2.80	$35,867.78
William Watts	3.00	$38,429.76
T. Nathanael Shepherd	1.20	$15,371.90
Thomas R. Shepherd	6.20	$79,421.50
The Shepherd Venture Fund I, L.P.	12.47	$159,739.70
The Shepherd Group LLC	0.13	$1,665.29

Totals	60.00	$768,595.20